1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main

+1 202 261 3333 Fax www.dechert.com

ADAM T. TEUFEL

adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

April 24, 2020

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: PIMCO Flexible Municipal Income Fund

Files Nos. 333-221829 and 811-23314

Dear Ms. Dubey:

This letter is in response to additional comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") received from you via telephone regarding Post-Effective Amendment No. 7 ("PEA 7") to the registration statement on Form N-2 (the "Registration Statement") of PIMCO Flexible Municipal Income Fund (the "Fund"), which was filed with the SEC on February 12, 2020, and our responses to the Staff's initial comments on PEA 7, which was filed with the SEC on April 6, 2020. PEA 7 was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the "Securities Act"), for the purpose of amending the Fund's Registration Statement to reflect a new class of shares, Class A-1, for the Fund and to reflect certain other non-material changes to the Registration Statement. The below responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 9 ("PEA 9") to the Fund's Registration Statement.

The following sets forth the Staff's additional comments and the Fund's responses thereto.

Comment 1: The "Leverage" section on the cover pages of the prospectus includes a statement that the Fund may choose to add leverage through the issuance of additional preferred shares. The Staff reiterates its previous comment to confirm supplementally either that the estimated fees associated with the issuance of any additional preferred shares and associated dividend expenses are reflected in the fee table or that the Fund has no current intention to issue additional preferred shares within one year of the effective date of PEA 9. Alternatively, if the Fund currently has such an intention, please confirm supplementally that the fee table will be updated to reflect the estimated fees associated with any such issuance of additional preferred shares.

Anu Dubey

April 24, 2020

Response: Comment accepted. In connection with a recent issuance of additional preferred shares, the Fund updated its fee table to reflect the estimated expense associated with such issuance. Estimated expenses associated with the issuance of preferred shares will continue to be reflected in the Fund's fee table included in PEA 9 and PIMCO will further update the fee table as required in connection with any additional preferred share offerings by the Fund.

Comment 2: In the "Other Information Regarding Investment Restrictions" section of the Statement of Additional Information, the Staff reiterates its previous comment to please confirm that the Fund will look through all private activity municipal debt securities whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry of such investment for purposes of compliance with the Fund's concentration policy.

Response: Please see our prior response. The SEC has previously indicated that the concentration policy required by Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended, does not apply to "investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry." (emphasis added).1 To the extent that the Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to such non- governmental issuer's industry for purposes of applying the Fund's concentration policy. This approach is consistent with the Fund's disclosures regarding the treatment of municipal bonds for purposes of the Fund's industry concentration restrictions (i.e., the Fund discloses that "tax- exempt municipal bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Fund's industry concentration policy."). As such, the Fund respectfully declines to add additional disclosure on this point.

Comment 3: Please revise the prospectus principal risk disclosure to reflect current market conditions resulting from COVID-19 if current market conditions are a principal risk for the Fund rather than only including generic pandemic risk disclosure in the prospectus. See IM Guidance Update 2016-02, including the section therein titled "Risk Disclosure Addressing Changing Market Conditions." Alternatively, explain why the current market conditions are not a principal risk for the Fund.

Response: In addition to the detailed SAI disclosure regarding the effect of the COVID-19 pandemic, the Fund has also added enhanced principal risk disclosure to the Fund's prospectus

1See Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977).

Anu Dubey

April 24, 2020

regarding the effect of the COVID-19 pandemic and related significant market events on the Fund and its portfolio holdings via a supplement filed on April 7, 2020. The Fund respectfully refers the Staff to the prospectus principal risk disclosure updates to "Market Risk" and the new "Market Disruptions Risk," each set forth below, that were included in the April 7 supplement, marked to show the changes that were implemented to the Fund's prospectus via the supplement. The Fund has carefully considered the Staff's comment and respectfully submits that the changes implemented in the Fund's supplement adequately address the principal risks to the Fund related to COVID-19 and related market conditions. The Fund will continue to monitor developments and appreciates the Staff's attention being given to this matter.

In the April 7 supplement, the Fund restated the first four paragraphs of the Item 4 and Item 9 "Market Risk" as follows:

"The market price of securities owned by the Fund may go up or down, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of a security may decline due to general market conditions ~~that~~ which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates, adverse changes to credit markets or adverse investor sentiment generally. The value of a security may also decline due to factors ~~that~~ which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. During a general downturn in the securities markets, multiple asset classes may decline in value simultaneously. Equity securities generally have greater price volatility than fixed income securities. Credit ratings downgrades may also negatively affect securities held by the Fund. Even when markets perform well, there is no assurance that the investments held by the Fund will increase in value along with the broader market.

In addition, market risk includes the risk that geopolitical and other events will disrupt the economy on a national or global level. ~~Due to a lapse in appropriations, a partial U.S. federal government shutdown occurred from December 22, 2018 through January 25, 2019.~~ For instance, war, terrorism, market manipulation, government defaults, government shutdowns, political changes or diplomatic developments, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics) and natural/environmental disasters can all negatively impact the securities markets, which could cause the Fund to lose value. These events could reduce

Anu Dubey

April 24, 2020

consumer demand or economic output, result in market closures, travel restrictions or quarantines, and significantly adversely impact the economy. The current contentious domestic political environment, as well as political and diplomatic events within the United States and abroad, such as the U.S. government's inability at times to agree on a long-term budget and deficit reduction plan, has in the past resulted, and may in the future result, in ~~additional~~ a government shutdown~~s~~, which could have ~~a material~~ an adverse impact on the Fund's investments and operations. ~~In addition, the Fund's ability to raise additional capital in the future through the sale of securities could be materially affected by a government shutdown.~~ Additional and/or prolonged U.S. federal government shutdowns may affect investor and consumer confidence and may adversely impact financial markets and the broader economy, perhaps suddenly and to a significant degree. Governmental and quasi-governmental authorities and regulators throughout the world have previously responded to serious economic disruptions with a variety of significant fiscal and monetary policy changes, including but not limited to, direct capital infusions into companies, new monetary programs and dramatically lower interest rates. An unexpected or sudden reversal of these policies, or the ineffectiveness of these policies, could increase volatility in securities markets, which could adversely affect the Fund's investments. ~~Other geopolitical events and~~ Any market disruptions could also prevent the Fund from executing advantageous investment decisions in a timely manner. To the extent that the Fund focuses its investments in a region enduring geopolitical market disruption, it will face higher risks of loss, although the increasing interconnectivity between global economies and financial markets can lead to events or conditions in one country, region or financial market adversely impacting a different country, region or financial market. Thus, investors should closely monitor current market conditions to determine whether ~~a specific~~ the Fund meets their individual financial needs and tolerance for risk.

Current market conditions may pose heightened risks with respect to ~~funds that invest~~ the Fund's investment in fixed income securities. As discussed more under "Principal Risks of the Fund – Interest Rate Risk," interest rates in the U.S. are at or near historically low levels. ~~Thus, the Fund currently faces a heightened level of interest rate risk, especially as the Federal Reserve Board ended its quantitative easing program in October 2014 and has raised interest rates several times in recent periods and may do so again in the future.~~ Any interest rate increases in the future could cause the value of ~~any~~ the Fund ~~that invests in fixed income securities~~ to decrease. As such, fixed income

Anu Dubey

April 24, 2020

securities markets may experience heightened levels of interest rate, volatility and liquidity risk.

Exchanges and securities markets may close early, close late or issue trading halts on specific securities or generally, which may result in, among other things, the Fund being unable to buy or sell certain securities or financial instruments at an advantageous time or accurately price its portfolio investments."

In addition, in the April 7 supplement, the Fund added the Item 4 and 9 "Market Disruptions Risk" as follows:

"The Fund is subject to investment and operational risks associated with financial, economic and other global market developments and disruptions, including those arising from war, terrorism, market manipulation, government interventions, defaults and shutdowns, political changes or diplomatic developments, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics) and natural/environmental disasters, which can all negatively impact the securities markets and cause the Fund to lose value. These events can also impair the technology and other operational systems upon which the Fund's service providers, including PIMCO as the Fund's investment adviser, rely, and could otherwise disrupt the Fund's service providers' ability to fulfill their obligations to the Fund."

Comment 4: Please add the Form N-2 Item 34.1 undertaking to the 486(b) filing. In the recent SEC adopting release for closed-end fund offering reform, the SEC amended Form N-2 to include an exception to the undertaking requirement for closed-end funds relying on Rule 415 for shelf offerings, but did not include an exception for interval funds. Accordingly, the Staff believes that interval funds should make the undertaking in future filings.

Response: We acknowledge the comment. We respectfully note that Form N-2, as amended in SEC Release No. IC-33836, takes effect on August 1, 2020. PIMCO is considering the Staff's comment and will assess the appropriateness of the Fund making the undertaking in a future post- effective amendment.

*****

We believe that the foregoing has been responsive to the Staff's comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Anu Dubey

April 24, 2020

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:Ryan Leshaw, Pacific Investment Management Company LLC Timothy Bekkers, Pacific Investment Management Company LLC Nathan Briggs, Ropes & Gray LLP